Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended September 30, 2010
(millions of dollars)
Operating revenues:
Affiliated	$1,074
Nonaffiliated	1,815

Total operating revenues	2,889

Operating expenses:
Operation and maintenance	1,021
Depreciation and amortization	659
Provision in lieu of income taxes	179
Taxes other than amounts related to income taxes	385

Total operating expenses	2,244

Operating income	645

Other income and deductions:
Other income	47
Other deductions	5
Nonoperating provision in lieu of income taxes	28

Interest income	40

Interest expense and related charges	347

Net income	$352